EXHIBIT 12.1

NOBLE ENERGY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(in thousands)
Income from continuing operations before income tax and cumulative effect of change in accounting principle	$1,096,217	$968,660	$513,008	$140,405	$27,896
Add (deduct)
Fixed charges	133,644	99,375	62,747	62,075	64,566
Interest capitalized	(12,515)	(8,684)	(8,168)	(13,430)	(16,331)
Income from equity investees	(139,362)	(90,812)	(78,199)	(45,186)	(12,361)
Distributed income of equity investees	37,350	59,625	57,825	46,125	17,696
Earnings as defined	$1,115,334	$1,028,164	$547,213	$189,989	$81,466

Net interest expense	117,045	87,541	53,460	$47,681	$47,709
Interest capitalized	12,515	8,684	8,168	13,430	16,331
Interest portion of rental expense	4,084	3,150	1,119	964	526
Fixed charges as defined	$133,644	$99,375	$62,747	$62,075	$64,566

Ratio of earnings to fixed charges	8.3	10.3	8.7	3.1	1.3